UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated July 24, 2019

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                                                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                                                                         No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains a Stock Exchange Announcement dated 23 July 2019 entitled ‘RESULT OF AGM’

RNS: 4652G

Vodafone Group Plc

23 July 2019

VODAFONE GROUP PLC

RESULTS OF ANNUAL GENERAL MEETING

Results of Annual General Meeting

The Annual General Meeting of Vodafone Group Plc was held at the Royal Lancaster London, Lancaster Terrace, London W2 2TY on Tuesday 23 July 2019 at 11.00 am.

The results of polls on all 23 resolutions were as follows:

	Resolution	Total votes validly cast	Percentage of relevant shares in issue (%)	For	For (% of shares voted)	Against	Against (% of shares voted)	Votes withheld
1.	To receive the Company’s accounts, the strategic report and reports of the Directors and the auditor for the year ended 31 March 2019.	17,464,929,392	65.25	17,410,743,023	99.69	54,186,369	0.31	59,014,529
2.	To elect Sanjiv Ahuja as a Director.	17,498,152,303	65.37	17,343,829,350	99.12	154,322,953	0.88	25,808,313
3.	To elect David Thodey as a Director.	17,498,474,849	65.37	17,346,505,379	99.13	151,969,470	0.87	25,514,239
4.	To re-elect Gerard Kleisterlee as a Director.	17,459,096,113	65.23	16,439,004,618	94.16	1,020,091,495	5.84	64,881,479
5.	To re-elect Nick Read as a Director.	17,459,907,169	65.23	17,302,726,489	99.10	157,180,680	0.90	64,084,116
6.	To re-elect Margherita Della Valle as a Director.	17,460,352,293	65.23	17,113,795,729	98.02	346,556,564	1.98	63,558,237
7.	To re-elect Sir Crispin Davis as a Director.	17,458,216,912	65.22	16,863,487,423	96.59	594,729,489	3.41	65,775,978
8.	To re-elect Michel Demaré as a Director.	17,458,129,205	65.22	17,298,394,157	99.09	159,735,048	0.91	65,852,227
9.	To re-elect Dame Clara Furse as a Director.	17,445,846,832	65.18	17,286,612,058	99.09	159,234,774	0.91	63,827,393
10.	To re-elect Valerie Gooding as a Director.	17,460,325,066	65.23	17,163,537,102	98.30	296,787,964	1.70	63,667,239
11.	To re-elect Renee James as a Director.	17,460,046,980	65.23	17,089,942,164	97.88	370,104,816	2.12	63,912,588
12.	To re-elect Maria Amparo Moraleda Martinez as a Director.	17,458,579,648	65.22	17,253,143,888	98.82	205,435,760	1.18	65,394,890
13.	To re-elect David Nish as a Director.	17,339,575,098	64.78	17,180,601,169	99.08	158,973,929	0.92	184,436,425
14.	To declare a final dividend of 4.16 eurocents per ordinary share for the year ended 31 March 2019.	17,508,326,508	65.41	17,461,129,741	99.73	47,196,767	0.27	15,656,849
15.	To approve the Annual Report on Remuneration contained in the Remuneration Report of the Board for the year ended 31 March 2019.	17,235,623,399	64.39	15,104,854,059	87.64	2,130,769,340	12.36	288,299,412
16.	To appoint Ernst & Young LLP as the Company’s auditor until the end of the next general meeting at which accounts are laid before the Company.	17,508,031,980	65.41	17,489,351,425	99.89	18,680,555	0.11	15,927,101
17.	To authorise the Audit and Risk Committee to determine the remuneration of the auditor.	17,504,005,498	65.39	17,484,655,675	99.89	19,349,823	0.11	19,963,674
18.	To authorise the Directors to allot shares, grant rights to subscribe for shares and to convert any security into shares in the Company.	17,499,592,167	65.38	16,072,351,660	91.84	1,427,240,507	8.16	24,223,790
19.	To authorise the Directors to dis-apply pre-emption rights.	17,480,111,556	65.30	16,951,637,211	96.98	528,474,345	3.02	43,829,493
20.	To authorise the Directors to dis-apply pre-emption rights up to a further 5 per cent for the purposes of financing an acquisition or other capital investment.	17,482,705,578	65.31	16,581,620,410	94.85	901,085,168	5.15	41,199,040
21.	To authorise the Company to purchase its own shares.	17,497,547,724	65.37	17,296,597,409	98.85	200,950,315	1.15	26,417,463
22.	To authorise political donations and expenditure.	17,330,439,896	64.74	16,910,224,440	97.58	420,215,456	2.42	193,517,792
23.	To authorise the Board to call general meetings (other than annual general meetings) on a minimum of 14 clear days’ notice.	17,414,170,946	65.06	16,408,281,946	94.22	1,005,889,000	5.78	109,803,491

The number of Ordinary Shares in issue on 19 July 2019 (excluding shares held in Treasury) was 26,767,409,927.  Shareholders are entitled to one vote per share.  A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes validly cast.

Resolutions 1 to 18 (inclusive) and 22 were passed as Ordinary Resolutions. Resolutions 19, 20, 21 and 23 were passed as Special Resolutions.

In accordance with Listing Rule 9.6.2, a copy of Resolutions 22 and 23, passed as Special Business at the Annual General Meeting, have been submitted to the Financial Conduct Authority via the National Storage Mechanism and will shortly be available for inspection at: morningstar.co.uk/uk/NSM.

Other matters

Following conclusion of the Annual General Meeting, the below changes to the composition of the Board and its Committees were effective:

•              Samuel Jonah KBE did not seek re-election as a Non-Executive Director and therefore retired from the Board.

•              Dame Clara Furse was appointed as a member of the Remuneration Committee and stepped down from the Audit and Risk Committee.

•              Sanjiv Ahuja and Michel Demaré were appointed as members of the Audit and Risk Committee. Michel Demaré remains a member of the Remuneration Committee.

For further information:

Vodafone Group

Media Relations	Investor Relations
www.vodafone.com/media/contact	ir@vodafone.co.uk

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 24, 2019	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary